David W. Freese

Partner

+1.215.963.5862

david.freese@morganlewis.com

October 19, 2023

FILED AS EDGAR CORRESPONDENCE

David P. Matthews, Esq .

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Form N-14 Filing for Bishop Street Funds (File No. 333-274501)

Dear Mr. Matthews:

On behalf of our client, Bishop Street Funds (the “Trust”), this letter responds to the comment you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) regarding the Trust’s registration statement on Form N-14 (the “Registration Statement”), filed on September 13, 2023, with respect to the reorganization (the “Reorganization”) of the Hawaii Municipal Fund (the “Target Fund”), a series of Lee Financial Mutual Fund, Inc. (the “Target Company”), into the Hawaii Municipal Bond Fund (the “Acquiring Fund”, and together with the Target Fund, the “Funds”), a series of the Trust.

Below, we have briefly summarized your comment and provided a response based on information provided by the Target Fund. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

1.	Comment. The Staff refers to the Trust’s response to Comment 19 in the Trust’s prior Correspondence, filed on October 13, 2023, which states that broker non-votes will be counted as present for purposes of establishing quorum at the Meeting. It is the Staff’s position that broker non-votes may not be counted as establishing quorum for a meeting where only non-routine proposals are submitted to shareholders. Please remove references to broker non-votes being counted as establishing quorum.

Response. In response to this Comment, the referenced disclosure has been revised as follows:

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

David P. Matthews, Esq.

October 19, 2023

Abstentions ~~[and brok~~e~~r non vot~~e~~s]~~ will be counted for purposes of determining whether a quorum is present at the Meeting. Abstentions ~~and brok~~e~~r non vot~~e~~s~~ will have the same effect as a vote “AGAINST” the Proposal because an absolute percentage of affirmative votes is required to approve the Proposal.

~~Brok~~e~~r non vot~~e~~s ar~~e ~~proxi~~e~~s from brok~~e~~rs or nomin~~ee~~s that indicat~~e ~~that th~~ey ~~hav~~e ~~not r~~e~~ceiv~~e~~d voting instructions from th~~e ~~b~~e~~n~~e~~ficial own~~e~~r or oth~~e~~r p~~e~~rson~~ e~~ntitl~~e~~d to vot~~e ~~shar~~e~~s on a particular matt~~e~~r for which th~~e ~~brok~~e~~rs or nomin~~ee~~s do not hav~~e ~~discretionary authority to vot~~e~~, such as th~~e ~~Proposal. A brok~~e~~r non vot~~e ~~occurs wh~~e~~n a brok~~e~~r has not r~~e~~c~~e~~iv~~e~~d voting instructions from a shar~~e~~hold~~e~~r and is barr~~e~~d from voting th~~e ~~shar~~e~~s without shar~~e~~hold~~e~~r instructions b~~e~~caus~~e ~~th~~e ~~proposal is non routin~~e~~. Th~~e ~~Proposal is consid~~e~~r~~e~~d “non routin~~e~~” for purpos~~e~~s of d~~e~~t~~e~~rmining brok~~e~~r non vot~~e~~s.—It is th~~e ~~Funds' und~~e~~rstanding that b~~e~~caus~~e ~~brok~~e~~r d~~e~~al~~e~~rs, in th~~e ~~abs~~e~~nc~~e ~~of sp~~e~~cific authorization from th~~e~~ir custom~~e~~rs, will not hav~~e ~~discr~~e~~tionary authority to vot~~e ~~any shar~~e~~s h~~e~~ld b~~e~~n~~e~~ficially by th~~e~~ir custom~~e~~rs on th~~e ~~singl~~e ~~matt~~e~~r~~ e~~xp~~e~~ct~~e~~d to b~~e ~~pr~~e~~s~~e~~nt~~e~~d at th~~e ~~M~~ee~~ting th~~e~~r~~e ~~ar~~e ~~unlik~~e~~ly to b~~e ~~any brok~~e~~r non vot~~e~~s at th~~e ~~M~~ee~~ting.~~

Broker non-votes are inapplicable for this Meeting because shareholders are being asked to approve a non-routine proposal for which brokers or nominees do not have discretionary voting power.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Sincerely,

/s/ David W. Freese
David W. Freese

cc: Michael Beattie, President, Bishop Street Funds